FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding adjustment of on-grid tariffs of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on September 18, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ADJUSTMENT OF ON-GRID TARIFFS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company hereby announces the status of the tariff adjustment to its power plants.

The Company recently received the Notice from the National Development and Reform Commission regarding the Adjustment of the On-grid Tariffs of Power Enterprises. In order to thoroughly implement the “Notice of the National Development and Reform Commission to further resolve the tariffs conflict in terms of environmental protection”, the State has decided to, on premises of maintaining the constant level of the sales price, make appropriate adjustment to the level of the coal- fired tariffs.

According to the National Development and Reform Commission’s price adjustment documents, the level of the on-grid tariffs of the Company’s domestic power plants will be adjusted as follows:

Domestic Power Plant	On-grid Tariffs before Adjustment (RMB/MWh)	Change (RMB/MWh)	On-grid Tariffs after Adjustment (RMB/MWh)
Liaoning Province
Dalian	408.2	-9.8	398.4
Dandong	412.2	-9.8	402.4
Yingkou	402.2	-9.8	392.4
Yingkou Co-generation	412.2	-9.8	402.4
Hebei Province
Shang’an	432.52	-8.2	424.32

Domestic Power Plant	On-grid Tariffs before Adjustment (RMB/MWh)	Change (RMB/MWh)	On-grid Tariffs after Adjustment (RMB/MWh)
Gansu Province
Pingliang	328.31	-4	324.31
Beijing
Beijing Co-generation (Coal-fired)	497.35	-5.74	491.61
Tianjin
Yangliuqing Co-generation	435.2	-5.4	429.8
Shanxi Province
Yushe	397.7	-11.5	386.2
Zuoquan	388.7	-11.5	377.2
Shandong Province
Dezhou	469.06	-8.1	460.96
Weihai	468.31	-8.1	460.21
Jining	445.87	-8.1	437.77
Xindian	452.4	-8.1	444.3
Rizhao Phase II	445.7	-8.1	437.6
Zhanhua Co-generation	435.7	-8.1	427.6
Henan Province
Qinbei	438.2	-19.1	419.1
Jiangsu Province
Nantong	440.5	-11	429.5
Nanjing	440	-11	429
Taicang	445	-11	434
Huaiyin	438	-11	427
Jinling (Coal-fired)	440	-11	429

Domestic Power Plant	On-grid Tariffs before Adjustment (RMB/MWh)	Change (RMB/MWh)	On-grid Tariffs after Adjustment (RMB/MWh)
Shanghai
Shidongkou First	444.6	-11	439.6
Shidongkou Second	437.1	-11	432.1
Shidongkou Power	462.3	-11	457.3
Chongqing
Luohuang	440.65	-6.8	433.85
Zhejiang Province
Yuhuan	469	-11	458
Hunan Province
Yueyang	497.9	-5.9	492
Jiangxi Province
Jianggangshan	485.51	-31.7	453.81
Fujian Province
Fuzhou	448.12	-4.5	443.62
Guangdong Province
Shantou Coal-fired	536.26	-12	524.26
Haimen	500.5	-12	488.5

The above mentioned tariff adjustments have been effective since 1 September 2014. Following the adjustment of the on-grid tariffs and based on the estimation of the weighted average electricity sold with the adjusted tariffs of the Company’s power plants, the average on-grid tariffs of the Company is expected to be reduced by RMB9.44/MWh.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director
Fan Xiaxia	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
18 September 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:  September 18, 2014